EXHIBIT 99.1

For Immediate Release	Date: January 05, 2023
23-1-TR

Teck Announces Appointment of Charlene Ripley as

Senior Vice President and General Counsel

Vancouver, B.C.  – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the appointment of Charlene Ripley as Senior Vice President and General Counsel. Ms. Ripley succeeds Peter Rozee, who has retired after a 33-year career in the mining industry, 21 of which were at Teck.

“Charlene brings to the role more than 30 years of experience leading multiple departments, complex projects and transactions, and strategic planning and execution,” says Jonathan Price, CEO. “I want to thank Peter for a distinguished career providing outstanding leadership and expert counsel to Teck and wish him all the best in his retirement.”

Ms. Ripley joins Teck from SNC-Lavalin, where she was Executive Vice President and General Counsel. Her previous roles include Executive Vice President and General Counsel at Goldcorp, Senior Vice President and General Counsel at Linn Energy, and Vice President General Counsel, Corporate Secretary and Chief Compliance Officer at Anadarko Petroleum Corporation.

Ms. Ripley holds a Bachelor of Laws from Dalhousie University and a Bachelor of Arts with Distinction in Economics and Political Science from the University of Alberta. Her professional memberships include the Law Societies of British Columbia and Alberta and the Texas State Bar and she is a member of the National Board and of the Finance and Governance Committees of the Heart and Stroke Foundation of Canada.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com